UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Application of Northeast )	CERTIFICATE PURSUANT TO
Utilities, et al. on Form U-1)	RULE 24 UNDER THE PUBLIC
File No. 70-10184)	UTILITY HOLDING COMPANY ACT
)	of 1935

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Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU") certifies that the transactions, as proposed in the Application/Declaration (the “Application”) to the Commission on Form U-1 (File No. 70-10184), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-28007, dated July 28, 2005, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

Specifically, NU and its subsidiaries have agreed to provide a Rule 24 report, annually following each quarter in which they file a consolidated tax return, providing information showing (i) the calculation of the portion of NU’s loss that is attributable to interest expense on Acquisition Debt and (ii) the actual allocation of federal income tax liability to each of the members of the consolidated group.

Exhibits

A -

Calculation of the portion of NU’s loss that is attributable to interest expense on Acquisition Debt

B -

Allocation of federal income tax liability to each of the members of the consolidated group (filed via paper copy pursuant to confidentiality request)

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Northeast Utilities

By: /s/ John P. Stack Name: John P. Stack Title: Vice President – Accounting and Controller

Dated:  December 30, 2005